Etelos, Inc.

1900 O’Farrell St., Suite 320

San Mateo, CA  94403

July 31, 2008

VIA EDGAR & FAX

Mr. Mark P. Shuman, Branch Chief
Ms. Katherine Wray, Staff Attorney
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

Re:                             Etelos, Inc. — Registration Statement on Form S-1
File No. 333-150746

Dear Mr. Shuman and Ms. Wray:

Pursuant to Rule 461(a) of the rules and regulations promulgated under the Securities Act of 1933, as amended (the “Act”), Etelos, Inc., a Delaware corporation (the “Company”), hereby requests that the Registration Statement on Form S-1 filed on May 8, 2008, as amended by Pre-Effective Amendment No. 1 filed on May 20, 2008, as further amended by Pre-Effective Amendment No. 2 filed on June 17, 2008, as further amended by Pre-Effective Amendment No. 3 filed on July 14, 2008, as further amended by Pre-Effective Amendment No. 4 filed on July 30, 2008, be declared effective on Thursday, July 31, 2008, at 5:00 p.m. Washington, D.C. time, or as soon thereafter as practicable.  The Company hereby confirms that it is aware of its obligations under the Act and under the Securities Exchange Act of 1934 as they relate to the proposed offering of the securities specified in the registration statement. The Company acknowledges that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company respectfully requests confirmation of effectiveness and requests that the same be communicated to our legal counsel Edwin Astudillo, via telephone (619.744.2287) or fax (619.923.3579).  Your consideration in this matter is greatly appreciated.

Sincerely,

Etelos, Inc.

By	/s/ Daniel J.A. Kolke
Daniel J.A. Kolke
Chairman of the Board & Chief Technology Officer